

10026432

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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RECD S.E.C.

MAR 1 2010

503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 50128

REPORT FOR THE PERIOD BEGINNING __01/01/2009__ AND ENDING __12/31/2009__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Farm VP Management Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three State Farm Plaza, N-2

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Bloomington	Illinois	61791-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  David Grizzle   309-766-2558
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	Illinois	60606-2807
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _David Grizzle_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_State Farm VP Management Corp._____ , as
of _December 31_____ , 20 _09_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

```
OFFICIAL SEAL
Beverly A. Bailey
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 08/19/12
```

_____
Signature

Assistant Sec./Treas.
_____
Title

_Beverly A. Bailey_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Farm VP Management Corp.
Index
December 31, 2009



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
State Farm VP Management Corp.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of State Farm VP Management Corp. (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. and, as disclosed in the financial statements, has extensive transactions and relationships with State Farm Mutual Automobile Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2010

State Farm VP Management Corp.
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	28,140,056
Receivable from funds for 12b-1 fees		1,134,334
Receivable from Parent		2,175,553
Receivables from other affiliates and associated partnership		2,553,998
Prepaid commission expense		4,128,162
Deferred tax assets, net		10,935,910
Other assets		30
Total assets	$	49,068,043

Liabilities and Stockholder's Equity

Liabilities

Payable to affiliates	$	20,400,441
Other payables		9,861
Total liabilities	$	20,410,302

Stockholder's equity

Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	$	10,000
Additional paid-in capital		179,190,000
Accumulated deficit		(150,542,259)
Total stockholder's equity		28,657,741
Total liabilities and stockholder's equity	$	49,068,043

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Operations
Year Ended December 31, 2009

Revenue

Commissions

Retail funds	$ 17,786,570
Variable Products funds	4,600,088
Phoenix Home Life	8.954,468
529 Plans	.,ᴜ31,431
Service Fees - 529 Plans	198,960
12b-1 fees	11,350,671
Investment income	67,039
Total revenue	**44,039,227**

Expenses

Commissions

Retail funds	15,317,855
Variable Products funds	3,986,235
Phoenix Home Life	5,639,485
529 Plans	575,974
Administrative expense - Insurance Placement Services, Inc.	2,300,380
Agency incentives and bonuses - Retail funds	4,111,655
Agency incentives and bonuses - Variable Products funds	613,852
Agency incentives and bonuses - Phoenix Home Life	1,014,602
Department salaries and benefits	18,470,024
Other allocated shared company expenses	4,530,962
Advertising and marketing	4,764,342
General and administrative and other	1,442,939
Office equipment and rent	1,438,683
Regulatory fees	1,777,261
Systems support and maintenance	301,164
Total expenses	**66,285,413**
Loss before income taxes	(22,246,186)
Income tax benefit	7,912,986
Net loss	**$ (14,333,200)**

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2008	$ 10,000	$ 164,190,000	$(136,209,059)	$ 27,990,941
Contribution of capital from parent		15,000,000		15,000,000
Net loss			(14,333,200)	(14,333,200)
Balance at December 31, 2009	$ 10,000	$ 179,190,000	$(150,542,259)	$ 28,657,741

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities

Net loss	$ (14,333,200)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in receivable from funds for 12b-1 fees	(189,057)
Increase in receivable from Parent	(1,116,543)
Decrease in receivable from other affiliates and associated partnership	6,452,352
Decrease in prepaid commission expense	1,210,174
Increase in deferred tax asset	(7,359,296)
Decrease in other assets	32,167
Increase in payable to affiliates and other payables	1,590,850
Net cash used in operating activities	(13,712,553)

Cash flows from financing activities

Contribution from parent	15,000,000
Net cash provided by financing activities	15,000,000

Net increase in cash and cash equivalents	1,287,447

Cash and cash equivalents

Beginning of year	26,852,609
End of year	$ 28,140,056

The accompanying notes are an integral part of these financial statements.

1.   **General Information**

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. ("SFIMC"). SFIMC is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC").

The Company was formed for the purpose of underwriting and distributing certain securities products for SFMAIC and other affiliates. The Company sells and services its variable annuity and variable life products only through an independent contractor agency force of its affiliates; State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC. The Company ceased distribution of new variable annuities and variable life products for SFL and SFLAAC on October 1, 2008; however, the Company will continue to service these variable annuities and variable life products.

The Company also distributes retail mutual funds to the general public. The 15 mutual funds offered through the State Farm Retail Mutual Fund Trust ("SFMFT") are: State Farm Equity Fund, State Farm Small/Mid Cap Equity Fund, State Farm International Equity Fund, State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund, State Farm International Index Fund, State Farm Equity and Bond Fund, State Farm Bond Fund, State Farm Tax Advantaged Bond Fund, State Farm Money Market Fund, State Farm LifePath® Income Fund, State Farm LifePath 2020® Fund, State Farm LifePath 2030® Fund, State Farm LifePath 2040® Fund and State Farm LifePath 2050® Fund.

To fund ongoing operations, the Company received additional capital contributions of $15 million from SFIMC during 2009. SFIMC has committed to fund additional capital contributions as needed during 2010 while the Company remains in a net operating loss position.

The Company has a sales agreement with Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") and Insurance Placement Services, Inc. ("IPSI") to sell Phoenix Home Life variable annuities and variable life products to investors. IPSI, a wholly owned subsidiary of SFMAIC, is an affiliate of the Company who provides administrative services for the variable annuity and life products. The Company ceased distribution of new variable annuities and variable life products for Phoenix Home Life on March 5, 2009; however, the Company will continue to service these variable annuities and variable life products.

The Company offers The State Farm College Savings Plan (the "Plan"). The Plan is sponsored by the State of Nebraska and administered by the Nebraska State Treasurer. The Plan is established in cooperation with the Company, and an associated partnership with OFI Private Investments ("OFIPI"), a subsidiary of Oppenheimer Funds Inc., and the State of Nebraska, pursuant to which the Company offers classes of shares in a series of accounts within the Nebraska Educational Savings Plan Trust (the "Trust") that are managed and distributed by Oppenheimer Funds Distributor, Inc. ("OFDI" and together with OFIPI "Oppenheimer"). The Trust offers other accounts that are not affiliated with the Plan.

2. Significant Accounting Policies

a. On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, (ASC 105-10, Generally Accepted Accounting Principles) ("ASC 105-10") (the "Codification"). ASC 105-10 establishes the exclusive authoritative reference for U.S. GAAP for use in financial statements, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The Codification will supersede all existing non-SEC accounting and reporting standards. We have included references to the Codification, as appropriate, in these financial statements.

In May 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 165, Subsequent Events (ASC 855-10 Subsequent Events) ("ASC 855-10"), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement is effective for interim or annual financial periods ending after June 15, 2009. Required disclosures related to subsequent events are included in Note 7.

b. Cash and cash equivalents, which represent investments with original maturities of three months or less, are invested in a money market fund and are considered to approximate their fair value due to their short-term nature and generally negligible credit losses.

c. Fair value is defined as the price that would be received upon selling an investment in a timely transaction to an independent buyer in the principle or most advantageous market of the investment. The Company's financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are summarized below:

- Level 1 – Observable inputs that reflect unadjusted quoted prices for identical securities in active markets.
- Level 2 – Observable inputs other than quoted prices included in level 1 such as quoted prices for similar securities; interest rates, prepayment schedules, and credit risk for fixed income securities; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 – Unobservable inputs including the Company's own assumptions in determining the fair value of investments.

Assets measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total 12/31/2009
Money Market Funds	$28,140,056			$28,140,056

Level 1 Measurements:

Level 1 assets include actively-traded short-term money market mutual funds valued at quoted net asset value.

d. Dividend income earned on the money market fund is recorded as income on the ex-dividend date on a daily basis.

e. Commission revenue is recognized when earned and related expenses are recorded when incurred on variable annuity and life insurance sales and mutual fund sales. Class A and Legacy Class A shares of the SFMFT are sold with a front-end sales charge. This represents commission income to the Company, a significant portion of which is paid to the registered representative within the independent contractor agency force with the remaining retained by the Company. Class B and Legacy Class B shares of the SFMFT are sold without a front-end sales charge. The appropriate commission is paid to the registered representative at the time of sale; however, the commission expense is amortized over a six-year period to correlate with the additional revenue resulting from the larger 12b-1 fee that is assessed on these shares for the first eight years from the purchase date. In addition, the Class B and Legacy Class B shares are subject to a Contingent Deferred Sales Charge ("CDSC"). The CDSC is collected when these shares are redeemed within the first six years of the purchase date and is recorded as commission revenue at that time.

Under the sales and servicing agreement with IPSI, commission income on the Phoenix Home Life products is paid to the registered representative within the independent contractor agency force, with the remaining remitted to IPSI as an administrative expense generating a zero net income effect in the Company's statement of operations. Under the sales and servicing agreement with the Life variable products affiliates, commission income on the variable annuity and variable life products is paid to the registered representative within the independent contractor agency force generating a zero net income effect in the Company's Statement of Operations.

Under the selling agent agreement with Oppenheimer, commission income on Oppenheimer 529 Plan products is paid to the registered representatives within the independent contractor agency force with the remaining remitted to the Company as commission fee income.

f. The Company recognizes other income for the 12b-1 distribution fees on the shares in the retail mutual funds. Shares are charged fees at an annual percentage rate of the average daily net assets to compensate the Company for certain distribution and shareholder servicing expenses.

g. The Company records federal tax accounts in accordance with the tax agreement with SFMAIC. The method of allocation for the federal current tax accounts, including deferred tax assets related to tax credit or loss carryovers ("tax attributes"), is based upon the Company's contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability.

k. SFMAIC and its affiliates currently provide post-career benefits in the form of health care and life insurance. Eligible former employees, eligible former agents and their eligible dependents currently may participate in these plans. The Company is allocated a portion of the total post-career benefits provided by SFMAIC and its affiliates. The Company has no direct legal obligation for the benefits under the plan.

The Company's share of the net post-career benefit cost for the year ended December 31, 2009 was $1,826,308 and included paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and amortization of the transition obligation.

At December 31, 2009, the Company's share of the unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $6,679,566.

3. **Regulatory Net Capital Requirement**

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2009, the Company had net capital of $9,667,085 which was $8,306,399 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 2.11 to 1, which is in excess of the minimum requirement at December 31, 2009.

4. **Income Taxes**

Components of the income tax benefit are as follows:

Current income tax benefit	
Federal	$ 553,690
State	-
	553,690
Deferred income tax benefit	
Federal	7,359,296
State	-
	7,359,296
Net income tax benefit	$ 7,912,986

Deferred income taxes result from differences between the amount of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets and liabilities at December 31 are as follows:

Deferred tax assets

Agency deferred compensation	$ 640,477
State income tax net operating losses carried forward, net of federal benefit	7,204,417
AMT Credits	6,861,270
Post retirement beneft	2,571,568
Accrued self-insurance expense	88,043
Supplemental retirement benefit	213,793
Accrued vacation expense	638,666
Other assets	12,900
Gross deferred tax assets	18,231,134
Valuation allowance	(7,295,224)
Net deferred tax assets	$ 10,935,910

Change in Valuation Allowance

Balance at January 1, 2009, net of federal benefit	$ 7,191,379
Increase in valuation allowance for operating losses carried forward for state income taxes	103,845
Balance at December 31, 2009, net of federal benefit	$ 7,295,224

The Company assesses realizability of state deferred tax assets, on a separate company basis, in accordance with its state tax agreement (Note 2g.). During 2009, the Company was not profitable and determined that it is more likely than not that the Company would not realize its entire state deferred tax asset. Therefore, at December 31, 2009, the Company recorded a valuation allowance for the full amount of the state deferred tax asset (net of federal income taxes).

A reconciliation of the provision for income taxes computed at the statutory rates compared to the provision for actual income taxes is as follows:

	Amount	%
Federal income tax benefit at statutory rate	$ 7,786,165	35.00%
Increase (decrease) resulting from:		
Change in prior year tax returns	35,822	0.16%
Non-taxable Medicare subsidy	119,636	0.54%
Other	(28,637)	(0.13%)
Income tax benefit	$ 7,912,986	35.57%

5. **Transactions with Affiliates and Associated Partnership**

   At December 31, 2009, the Company had amounts due to/from SFMAIC, affiliates and an associated partnership for commissions, agents' incentives, income taxes and general expenses resulting from the sales of variable annuity and variable life products and retail mutual fund products. The cost of Financial Service Advisors ("FSA"), Field Compliance Coordinators ("FCC") and Internal Sales Support ("ISS") are also included in these expenses. The FSAs provide training to agents on the sale of financial products and the FCCs perform reviews of agents' work products and procedures to ensure regulatory compliance. ISS assists agents with questions related to the sale of the retail mutual funds.

   Many expenses appearing within the accompanying statement of operations are allocated from SFMAIC or other affiliates. The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to a servicing agreement whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through usage studies and is included in the accompanying statement of operations. The payable to Parent (SFMAIC) included in the accompanying Statement of Financial Condition represents expense allocations net of reimbursement to the Company for the use of its Net Operating Loss ("NOL"). The amounts due/to from SFMAIC, affiliates and an associated partnership settle monthly except for the payable to SFMAIC for the agents' incentives and bonuses that is settled once per year.

6. **Indemnifications and Warranties**

   In the ordinary course of its business, the Company has entered into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The maximum exposure to the Company under these provisions is unknown as this would involve future claims that have not yet occurred.

7. **Subsequent Events**

   Management has evaluated subsequent events for recognition or disclosure through February 25, 2010, the date these financial statements were available for issuance.

8. **Securities and Exchange Commission Rule 15c3-3**

   The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

SUPPLEMENTAL SCHEDULES

State Farm VP Management Corp.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Total stockholder's equity	$ 28,657,741
Deductions and/or charges	
Nonallowable assets	
Receivable from Parent	2,175,553
Receivables from other affiliates and associated partnership	53,896
Receivable from funds for 12b-1 fees	1,134,334
Deferred tax asset	10,935,910
Prepaid commission expense	4,128,162
Total deductions and/or charges	18,427,855
Net capital before haircuts on securities positions	10,229,886
Haircuts on securities	
Other securities	562,801
Net capital	$ 9,667,085
Aggregate indebtedness ("AI")	
Items included in statement of financial condition	$ 20,410,302
Total aggregate indebtedness	$ 20,410,302
Computation of basic net capital requirements	
Minimum net capital requirement (greater of 6 2/3% of AI or $25,000)	$ 1,360,686
Excess net capital	$ 8,306,399
Excess net capital at 1000%	$ 7,626,055
Ratio: Aggregate indebtedness to net capital	2.11 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2009.

State Farm VP Management Corp.
Statement for Determination of Reserve
Requirement and Information Relating to
Possession or Control Requirements Under Rule 15c3-3
Of the Securities and Exchange Commission
December 31, 2009

The Company claims exemption from the provisions of Rule 15c3-3 of the
Securities Exchange Act of 1934
under Section (k) 1 of that rule.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of State Farm VP Management Corp.:

In planning and performing our audit of the financial statements of State Farm VP Management Corp (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

State Farm VP Management Corp.

(A wholly-owned subsidiary of State Farm
Investment Management Corp.)

**Financial Statements and
Supplemental Schedules
December 31, 2009**